Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Lei Li	Ms. Elaine Ketchmere, CFA
Email: leili@chinadrtv.com	Phone: +1-310-528-3031
www.acorninternationalir.com	Email: Eketchmere@compass-ir.com
www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Shareholder Resolutions Adopted at 2018 Annual General Meeting

SHANGHAI, China, December 11, 2018 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced the resolutions that were adopted at its annual general meeting of shareholders held in Shanghai on December 10, 2018.

At the meeting, Acorn’s shareholders approved the re-election of Mr. Robert W. Roche, Mr. Urs P. Zimmerman, Mr. Pierre E. Cohade, Ms. Jenny Hseau-Jean Wang and Mr. Eric Haibing Wu to serve on the board of directors of the Company. Acorn’s shareholders also approved and ratified the appointment of Grant Thornton CPA LLP as the independent auditor of the Company for fiscal year 2018.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales through digital media in China. Previously the leading TV infomercial company in China, Acorn today focuses on e-commerce and digital media through three divisions: 1) Product Division, 2) Content Division, and 3) Influencer Management Division.

For more information, please visit: http://www.acorninternationalir.com